Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Fulton Financial Corporation Retirement Plan Administrative Committee

Fulton Financial Corporation 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 333-76600, 333-76594, 333-135839, 333-168237, 333-189457) on Form S-8 of Fulton Financial Corporation (“the Company”) of our report dated June 26, 2015, with respect to the statements of net assets available for benefits of the Fulton Financial Corporation 401(k) Retirement Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report for Form 11-K of the Fulton Financial Corporation 401(k) Retirement Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 26, 2015